Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY CONSOLIDATING INFORMATION

IMTT Holdings Inc.
Years Ended December 31, 2008 and December 31, 2007

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
IMTT Holdings Inc.:

We have audited the accompanying consolidated balance sheets of IMTT Holdings Inc. (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, other comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financing reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IMTT Holdings Inc. as of December 31, 2008 and 2007, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, in 2008 the Company adopted the measurement date provisions of Financial Accounting Standards Board No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ KPMG LLP

New Orleans, Louisiana
February 25, 2009

IMTT HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:
Cash	$4,602,000	$4,951,000
Accounts and accrued interest receivable, net of
allowance of $3,072,000 ($503,000 in 2007)	42,952,000	37,441,000
Inventories (Note 2)	6,764,000	5,739,000
Prepaid expenses and deposits (Notes 7 and 14)	21,738,000	10,991,000
Other	888,000	—

Total current assets	$76,944,000	$59,122,000

Land	$30,161,000	$29,997,000
Terminal and other facilities	1,301,407,000	1,078,908,000

	$1,331,568,000	$1,108,905,000

Less — Accumulated depreciation	(418,681,000)	(384,099,000)

	$912,887,000	$724,806,000

OTHER ASSETS:
Debt issue costs, net (Note 2)	$3,048,000	$3,509,000
Receivable from related parties (Note 3)	20,000	14,000
Investment in NTL venture (Note 2)	9,138,000	11,144,000
Tax-exempt bond escrow investments (Notes 2, 4 and 13)	—	55,525,000
Other (Notes 2, 5 and 14)	4,252,000	8,414,000

	$16,458,000	$78,606,000

TOTAL ASSETS	$1,006,289,000	$862,534,000

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES:
Accounts payable	$33,892,000	$24,943,000
Accrued liabilities (Note 14)	33,716,000	26,622,000
Dividends payable	14,000,000	14,000,000
Current portion of swap fair market value (Notes 2 and 4)	15,733,000	—
Current portion of long-term debt (Note 4)	2,808,000	2,787,000

Total current liabilities	$100,149,000	$68,352,000

OTHER LONG-TERM LIABILITIES (Notes 2, 4, 5 and 14)	$117,130,000	$78,212,000

LONG-TERM DEBT (Notes 3, 4 and 8)	$604,892,000	$481,288,000

DEFERRED INCOME TAXES (Notes 2 and 7)	$103,077,000	$95,442,000

COMMITMENTS AND CONTINGENCIES (Note 6)

MINORITY INTEREST	$1,249,000	$2,590,000

SHAREHOLDERS' EQUITY (Notes 9, 10 and 11)	$79,792,000	$136,650,000

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,006,289,000	$862,534,000

The accompanying notes are an integral part of these balance sheets.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
REVENUES:
Tank storage and terminal charges (Note 12)	$302,331,000	$247,205,000
Other rental income	1,986,000	2,068,000
Railroad operations	1,786,000	1,460,000
Other income (Notes 2, 3 and 6)	2,141,000	4,595,000
Environmental response services	46,480,000	24,464,000

Total revenues	$354,724,000	$279,792,000

EXPENSES:
Terminals -
Labor costs (Note 5)	$66,277,000	$61,170,000
Repairs and maintenance (Note 6)	26,449,000	21,363,000
Real and personal property taxes	10,392,000	9,544,000
Other operating	51,882,000	43,649,000
Total terminal operating expenses	$155,000,000	$135,726,000
Environmental response affiliate expenses	34,658,000	19,339,000
General and administrative (Notes 3 and 5)	30,076,000	24,435,000
Interest expense (Notes 2, 3 and 4)	23,540,000	14,349,000
Make whole payment on early extinguishment of private placement debt (Note 4)	—	12,337,000
Depreciation and amortization (Notes 2 and 9)	44,615,000	36,025,000
Mark-to-market loss (gain) of non-hedging derivatives (Notes 2 and 4)	46,277,000	21,022,000
	$334,166,000	$263,233,000

INCOME BEFORE INCOME TAXES	$20,558,000	$16,559,000

(PROVISION) CREDIT FOR INCOME TAXES (Notes 2 and 7):
Current	$(4,053,000)	$(1,434,000)
Deferred	(5,399,000)	(5,642,000)

	$(9,452,000)	$(7,076,000)

MINORITY INTEREST	$1,003,000	$143,000

NET INCOME	$12,109,000	$9,626,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET INCOME	$12,109,000	$9,626,000

OTHER COMPREHENSIVE INCOME (LOSS):

DERIVATIVES (Notes 2 and 4):

Change in fair market value of hedging interest rate swap agreements	(10,577,000)	156,000

Reclassification to interest expense of loss on $60 million
treasury lock agreement	—	928,000

NET DERIVATIVES	(10,577,000)	1,084,000

PENSION AND POST—RETIREMENT BENEFIT PLANS	(10,798,000)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(3,874,000)	2,087,000

TAX EFFECTS OF ITEMS INCLUDED IN OTHER
COMPREHENSIVE INCOME	9,503,000	(1,290,000)

OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)	(15,746,000)	1,881,000

COMPREHENSIVE INCOME (LOSS)	$(3,637,000)	$11,507,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE, DECEMBER 31, 2006 (Note 10)	$186,648,000

NET INCOME	9,626,000

OTHER COMPREHENSIVE INCOME (Notes 2, 4, 5 and 10)	1,881,000

CASH CONTRIBUTIONS, NET OF RELATED COSTS	—

DISTRIBUTIONS (Note 11)	(56,000,000)

ADJUSTMENT TO ACCUMULATED OCI ON ADOPTION OF SFAS No. 158
Pension plans	(6,899,000)
Post-retirement health/ life plans	(2,336,000)

Income taxes	3,730,000
Net SFAS No. 158 adjustment	(5,505,000)

BALANCE, DECEMBER 31, 2007 (Note 10)	$136,650,000

ADJUSTMENT DUE TO CHANGE IN PENSION PLAN MEASUREMENT DATE PURSUANT TO SFAS No. 158
Retained earnings	(615,000)
Income taxes	252,000
Net	(363,000)

Accumulated other comprehensive income	5,242,000
Income taxes	(2,100,000)
Net	$3,142,000
BALANCE, DECEMBER 31, 2007 AS ADJUSTED	$139,429,000

NET INCOME	12,109,000

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 2, 4, 5 and 10)	(15,746,000)

CASH CONTRIBUTIONS, NET OF RELATED COSTS	—

DISTRIBUTIONS (Note 11)	(56,000,000)

BALANCE, DECEMBER 31, 2008 (Note 10)	$79,792,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,109,000	$9,626,000
Adjustments to reconcile net cash
provided by operating activities
Depreciation and amortization	44,615,000	36,025,000
Bad debt expense	1,500,000	65,000
Debt cost amortization	473,000	—
(Increase) in accounts and
accrued interest receivable	(5,511,000)	(8,432,000)
(Increase) in inventories	(1,029,000)	(77,000)
(Increase) in prepaid expenses and deposits	(1,357,000)	(2,846,000)
(Increase) in other assets	(1,213,000)	(177,000)
Increase in accounts payable	885,000	3,323,000
Increase in accrued liabilities	1,247,000	2,349,000
Increase in deferred income taxes	5,399,000	5,642,000
Increase in other long-term liabilities	37,868,000	32,539,000
(Decrease) in minority interest	(1,003,000)	(143,000)
Amortization of treasury lock agreement	—	928,000
Make whole interest payment on early extinguishment of private placement debt	—	12,337,000
Loss on sale/retirement of assets	104,000	10,000

Net operating cash flows	$94,087,000	$91,169,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant assets	$(221,700,000)	$(209,124,000)
Increase in other assets	(702,000)	—
Decrease (increase) in tax-exempt bond escrow investments	55,525,000	(55,525,000)
Proceeds from sale of fixed assets	237,000	192,000

Net investing cash flows	$(166,640,000)	$(264,457,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (payments) under U.S. bank syndicate line of credit agreements	$138,072,000	$99,810,000
Net (payments) under private placement debt agreements	—	(110,000,000)
Net borowing under tax-exempt bond agreements	—	215,000,000
Net other debt (payments)	(13,211,000)	(13,245,000)
Make whole interest payment on early extinguishment of private placement debt	—	(12,337,000)
Distributions to shareholders	(56,000,000)	(56,000,000)
Net receipts (payments) of receivables/payables with related parties	(6,000)	(1,000)
Loans from shareholders, net of repayments	2,979,000	22,344,000
Debt issue cost incurred	(19,000)	(3,343,000)

Net financing cash flows	$71,815,000	$142,228,000

Net (decrease) in cash and temporary investments	(738,000)	(31,060,000)

Net increase (decrease) in cash due to currency translation	389,000	(57,000)

Cash and temporary investments at beginning of year	4,951,000	36,068,000

Cash and temporary investments at end of year	$4,602,000	$4,951,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest (net of amount capitalized)	$25,713,000	$27,872,000
Income taxes	4,802,000	3,238,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(1) Nature of operations and organization

IMTT Holdings Inc. (“IHI”) formerly Loving Enterprises Inc., owns 100% of various corporations and limited liability companies (International Tank Terminals, L.L.C. and Affiliates, “ITT and Affiliates”) who in turn own 100% of various operating entities, primarily partnerships (“IMTT Combined”).   The following chart summarizes the relationship of the various ITT and Affiliates and IMTT Combined entities.

Parent Entities (ITT and Affiliates)		Subsidiary/Operating Entities (IMTT Combined)
99% Ownership *	1% Ownership *
International Tank Terminals, L.L.C.	ITT-Storage, Inc.	International-Matex Tank Terminals
International Tank Bayonne, Inc. (100%)	-	Bayonne Industries, Inc.
International Tank Bayonne, Inc.	ITT-Bayonne Storage, Inc.	IMTT-Bayonne
ITT-BX, Inc.	ITT-BX Storage, Inc.	IMTT-BX
ITT-Pipeline, Inc.	ITT-Pipeline Partner, Inc.	IMTT-Pipeline
ITT-BC, Inc. (50%)	ITT-Interterminal Pipeline, Inc. (50%)	IMTT-BC
ITT-Gretna, L.L.C.	ITT-Gretna Storage, Inc.	IMTT-Gretna
ITT-Virginia, Inc.	ITT-Virginia Storage, Inc.	IMTT-Virginia
ITT-Richmond-CA, Inc.	ITT-Richmond-CA Storage, Inc.	IMTT-Richmond-CA
ITT-Illinois, Inc.	ITT-Illinois Storage, Inc.	IMTT-Illinois
ITT-Petroleum Management, Inc.	ITT-SPR Partner, Inc.	IMTT-Petroleum Management
ITT-Geismar, L.L.C.	ITT-Geismar Storage, Inc	IMTT-Geismar
International Environmental Services, Inc.	ITT-IEP Partner, Inc.	International Environmental Partners
ITT-NTL, Inc. (100%)	-	IMTT-NTL, Ltd.
*Unless noted otherwise below

The IMTT Combined entities primarily provide bulk liquid storage and handling services in North America through terminals located on the East, West and Gulf Coasts as well as the Great Lakes region of the United States and in Quebec and Newfoundland, Canada, with the predominant terminals located in New York harbor and on the Mississippi River near the Gulf of Mexico. Petroleum products, vegetable and tropical oils, renewable fuels, and various chemicals are stored and handled.

International-Matex Tank Terminals (IMTT) is a partnership formed in 1975 to own and operate bulk liquid storage terminal facilities in St. Rose and Avondale, Louisiana. Bayonne Industries, Inc. (BII) is a New Jersey corporation which owns terminal facilities in Bayonne, New Jersey and was purchased in 1983.  IMTT-Bayonne is a partnership formed in 1983 to operate New Jersey terminal assets.  The IMTT-BX partnership was formed in 1993 to acquire the terminal facility adjacent to Bll's tank terminal on April 1, 1993. IMTT-BC is a partnership organized in 1996 to purchase certain terminal assets in 1997, 2003, and 2004 that are contiguous to the existing Bayonne terminal.  IMTT-Pipeline is a partnership formed in 1996 to own a pipeline utilized in the transfer of products by IMTT-Bayonne and other third parties.  IMTT-Bayonne leases and operates tank terminal and warehouse facilities owned by BII, IMTT-BX, and IMTT-BC in Bayonne, New Jersey/ New York Harbor.  IMTT-Gretna is a partnership formed in 1990 to purchase and operate a bulk liquid storage terminal in Gretna, Louisiana.  IMTT-Virginia, formerly IMTT-Chesapeake and IMTT-Richmond, is a partnership formed in 1991 to purchase and operate bulk liquid storage terminals in Chesapeake and Richmond, Virginia.  IMTT-Petroleum Management is a partnership formed in 1992 to own an interest in a joint venture operating the United States Strategic Petroleum Reserve. IMTT-Richmond-CA is a partnership formed in 1995 to purchase and operate a bulk liquid storage terminal in Richmond, California. IMTT-Illinois (formerly IMTT-Lemont) is a partnership formed in 1997 to purchase and operate terminal facilities in Lemont and Joliet, Illinois.  IMTT-NTL, Ltd. is a Canadian corporation formed in 1997 to own an interest in and manage a terminal in Newfoundland, Canada.  IMTT-Quebec Inc., a 66 2/3% owned subsidiary of IMTT, operates a bulk liquid storage terminal located in Quebec, Canada.  IMTT-Geismar is a partnership formed in 2006 to construct and operate a chemical logistics facility in Geismar, Louisiana.  International Environmental Partners is a partnership formed in 1999 to own an entity that provides environmental response and other services to the IMTT terminals and third parties.

(2) Summary of significant accounting policies

Consolidation:

The accounts of IHI have been consolidated with those of ITT and Affiliates as well as those of IMTT Combined after eliminating all intercompany account balances and transactions (IHI Consolidated).  IMTT Combined consists of the operating entities, primarily partnerships, previously described, consolidated with their wholly-owned subsidiary, IMTT-Finco (The Partnerships) further combined with the Canadian corporation, IMTT-NTL, Ltd. (IMTT Combined).

Revenue recognition:

Contracts for the use of storage capacity at the various terminals predominantly have non-cancelable terms of one to five years.  These contracts generally provide for payments for providing storage capacity throughout their term based on a fixed rate per barrel of capacity leased, as adjusted annually for inflation indices.  Contracts are classified and accounted for as operating leases in accordance with generally accepted accounting principals and revenue is recognized over their term based on the rate specified in the contract.  Revenue from the rendering of ancillary services (e.g. product movement (thruput), heating, mixing, etc.) is recognized as the related services are performed based on contract rates. Thruput revenues are not recognized until the thruput quantity specified in the contract for the applicable period is exceeded.  Payments received prior to the related services being performed or as a reimbursement for specific fixed asset additions or improvements related to a customer’s contract are recorded as deferred revenue and ratably recognized as storage revenues over the contract term; the non-current portion is included in other long-term liabilities in the accompanying balance sheet.  Environmental response services revenues are recognized as services are rendered.

Cash and temporary investments:

Cash and temporary investments at December 31, 2006 included highly liquid investment of excess cash held in money market accounts earning market interest rates and available for operating and other needs on a daily basis.  These temporary investments were used to fund operations in 2007 and no temporary investments remained thereafter.

Accounts receivable and allowance for doubtful accounts:

Accounts receivable are stated at the historical carrying amount net of an allowance for doubtful accounts.  An allowance for doubtful accounts receivable is established based on specific customer collection issues that have been identified.  Accounts receivable are charged against the allowance for doubtful accounts when it has been determined the balance will not be collected.

Inventories:

Inventories which consist primarily of back-up fuel supplies, chemicals and supplies used in packaging anti-freeze for customers, spare parts used in maintenance activities, and spill response materials are carried at cost which is equal to or less than their fair market value.

Property, plant and equipment:

Property, plant and equipment is carried at cost including applicable construction period interest. Construction period interest (including related letter of credit fees) of $4,872,000 and $6,882,000 was capitalized in 2008 and 2007, respectively. Depreciation is provided using the straight-line method over lives which range from 15 to 30 years for the terminal facility and 3 to 8 years for furniture, fixtures and equipment. Costs which are associated with capital additions and improvements or that extend the useful lives or increase service capacity of assets are capitalized; costs of maintenance and repairs are expensed.  Terminal fixed assets with a net book value of $906,425,000 at December 31, 2008 are utilized to provide storage capacity and related services to customers/ lessees.

Debt issue costs:

Costs incurred related to issuing tax-exempt bonds and entering into bank lines of credit (See Note 4) are capitalized as debt issue costs in the accompanying balance sheet and amortized over the term of the related debt as additional interest expense.

Tax-exempt bond escrow investments:

This caption primarily consists of short-term corporate debt instruments which are accounted for at cost and adjusted for accretion to their par amount at maturity.  See Note 13 for further details.

Other assets:

Costs incurred to deepen vessel draft at the Partnerships' docks as well as those incurred periodically to maintain draft depths for more than one year are capitalized and amortized over their estimated useful lives (3 to 20 years) as a planned major maintenance activity.  $702,000 of such costs were capitalized in 2008; there were no dredging costs deferred in 2007.  Amortization of such costs was $1,524,000 and $1,865,000 in 2008 and 2007, respectively.

Investment in NTL venture:

On July 21, 1997 IMTT-NTL, Ltd. acquired a 20% interest in Newfoundland Transshipment Limited (NTL), a Canadian corporation which owns and operates a storage and transshipment terminal located in Newfoundland. The investment is shown in the accompanying balance sheet at cost ($9,138,000 at December 31, 2008). NTL guarantees its shareholders a minimum 12% return on investment. This return on investment ($1,311,000 and $1,251,000 for 2008 and 2007, respectively) has been recorded as other income in the accompanying income statements as its ultimate realization is reasonably assured based on the nature of its operations and the involvement of major oil companies as customers and shareholders.

Income taxes:

Income tax expense includes federal and state taxes currently payable as well as deferred taxes arising from temporary differences between income for financial reporting and income tax reporting purposes.  Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109.  These temporary differences consist primarily of fixed asset basis differences as well as various expenses which affect the financial statements and tax returns in different periods.  Differences in the basis of the fixed assets for accounting and income tax reporting purposes exist primarily as a result of different depreciation methods and lives used for financial and income tax reporting purposes, involuntary conversion treatment, for income tax purposes, of proceeds received from asset expropriations and settlement of insurance coverage for property damage.  Operating loss and tax credit carryforwards are recognized as reductions to net deferred income tax liabilities if it is likely that their benefit will be realized.

Derivatives:

IHI Consolidated has entered into interest rate-related derivative instruments to manage its interest rate exposure on certain debt instruments.  See Note 4.  IHI does not enter into derivative instruments for any purpose other than economic interest rate hedging.  That is, IHI does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changing interest rates, IHI exposes itself to credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  When the fair value of a derivative contract is positive, the counterparty owes IHI, which creates credit risk for IHI.  When the fair value of a derivative contract is negative, IHI owes the counterparty and, therefore, it does not possess credit risk.  IHI minimizes the credit risk in the derivative instruments by entering into transactions with high quality counterparties.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.

IHI Consolidated has in place variable-rate debt.  These debt obligations expose IHI to variability in interest payments due to changes in interest rates.  IHI believes that it is prudent to limit the variability of a large portion of its interest payments.  To meet this objective, IHI enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk on a majority of its variable-rate debt.  These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows.  Under the terms of the interest rate swaps, IHI receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of the debt that is swapped.

In accordance with SFAS No. 133, IHI has concluded that all of its interest rate swaps qualify as cash flow hedges and IHI applies hedge accounting for these instruments.  Changes in the fair value of interest rate derivatives designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate debt obligations are reported in other comprehensive income or loss.  Any ineffective portion of the change in valuation of derivatives is recorded through earnings, and reported in the mark-to-market loss (gain) of non-hedging derivatives line in the consolidated statements of income.  The long-term portion of these fair market values are recorded in other long-term liabilities in the accompanying balance sheet.  IHI anticipates the currently effective hedges to be effective on an ongoing basis.  The term over which IHI is currently partially hedging exposures relating to debt is through June, 2017.  (See Note 4)

At December 31, 2008, IHI had $607,700,000 of outstanding debt, $379,300,000 of which was hedged with interest rate swaps.  At December 31, 2007, IHI had $484,075,000 of outstanding debt, $322,300,000 of which was hedged with interest rate swaps.

For the years ended December 31, 2008 and 2007, IHI recorded the following changes in the value of its derivative instruments.

	December 31, 2008 Interest Rate Swaps	December 31, 2007 Interest Rate Swaps
Opening balance (liability)/asset (includes current and non-current portions)	$(26,682,000)	$(5,816,000)
Unrealized gain (loss) on derivative instruments in other comprehensive income (loss) for the year	(10,577,000)	156,000
Ineffective portion of the changes in the valuation of the derivatives instruments, representing unrealized gains (losses) included in loss on derivative instruments for the year	(54,174,000)	(22,833,000)
Reclassification of realized losses (gains) on derivative instruments into interest expense for the year	7,897,000	1,811,000
Closing balance (liability)/asset (includes current and non-current portions)	$(83,536,000)	$(26,682,000)

IHI expects that it will reclassify losses of approximately $16,700,000 (pretax) from other comprehensive (loss) income into earnings over the next twelve months; however, this amount may change depending on movements in interest rates over that period.

In accordance with SFAS No. 133, IHI’s derivative instruments are recorded on the balance sheet at fair value.  IHI measures derivative instruments at fair value using the income approach which converts future amounts (being the future net cash settlements expected under the derivative contracts) to a discounted present value.  These valuations primarily utilize observable (“level 2”) inputs including contractual terms, interest rates and yield curves observable at commonly quoted intervals.

IHI’s fair value measurements of its derivative instruments at December 31, 2008, were as follows:

		Fair Value Measurements at Reporting Date Using
Description	Total at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Instruments:
Current liabilities	$(15,733,000)	$—	$(15,733,000)	$—
Non-current liabilities	(67,803,000)	—	(67,803,000)	—
Total	$(83,536,000)	$—	$(83,536,000)	$—

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures.  Some of the more important estimates and assumptions concern depreciation methods and lives, future environmental remediation costs and pension plan discount rates and rates of return on plan assets.  Actual results may differ from those estimates and assumptions.

Impairment of long-lived assets:

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  No asset impairments existed and none were recognized in the accompanying financial statements.

Foreign currency translation:

The balance sheet accounts of IMTT-NTL, Ltd. and IMTT-Quebec Inc. are translated from their foreign currency (Canadian dollars) to U.S. dollars at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year.  Translation gains or losses as a result of changes in the exchange rate are recorded as a component of other comprehensive income.

(3) Related party transactions

During 2008 and 2007, IHI Consolidated paid or accrued $2,266,000 and $2,007,000, respectively, to entities related to a group of shareholders for legal services and office rent which are recorded as general and administrative expense in the accompanying income statement.  Receivable from affiliates of $20,000 at December 31, 2008 and $14,000 at December 31, 2007 consists of receivables from entities affiliated with one of the partners.  In accordance with the terms of the shareholders’ agreement, IHI has loans outstanding to a group of shareholders at December 31, 2008 and 2007 of $36,495,000 and $33,516,000, respectively.  Interest accrued on these loans for 2008 and 2007 was $2,108,000 and $1,317,000, respectively.

(4) Long-term debt and related derivatives

Long-term debt consists of the following:

	2008	2007
Tax-exempt N.J.E.D.A. bonds, .80% at December 31, 2008 (3.60% at December 31, 2007)	$30,000,000	$30,000,000
Tax-exempt N.J.E.D.A. bonds of terminated El Dorado joint venture, .80% at December 31, 2008 (3.60% at December 31, 2007)	6,300,000	6,300,000
Tax-exempt Ascension Parish bonds, .85% at December 31, 2008 (3.44% at December 31, 2007)	165,000,000	165,000,000
Tax-exempt L.P.F.A. bonds, .85% at December 31, 2008 (3.44% at December 31, 2007)	50,000,000	50,000,000
Unsecured notes payable under U.S. revolving bank credit facility averaging 2.39% at December 31, 2008 (5.77% at December 31, 2007)	221,000,000	84,000,000
Notes payable under revolving credit facilities with a Canadian bank, averaging 3.52% at December 31, 2008 (5.58% at December 31, 2007)	20,243,000	23,379,000
Capitalized land sublease due in monthly installments through October, 2011 with interest at 7%	626,000	806,000
Loans from shareholders, 5.50%, due in quarterly installments over a 15 year period beginning March 31, 2008	36,495,000	33,516,000
Notes payable to a bank, 1.461% at December 31, 2008 (5.845% at December 31, 2007)	78,000,000	91,000,000
Other	36,000	74,000
	$607,700,000	$484,075,000
Less – Current maturities	(2,808,000)	(2,787,000)
	$604,892,000	$481,288,000

In 1993, BII and IMTT-Bayonne received the proceed of and became obligated for $30,000,000 of tax-exempt New Jersey Economic Development Authority (N.J.E.D.A.) Dock Facility Revenue Refunding Bonds (the Bonds) to refinance and retire previously issued tax-exempt industrial development revenue bonds.

In accordance with the terms of the Bond indenture, BII and IMTT-Bayonne select from four interest rate-setting frequency modes; daily, weekly, CP (from 30 to 269 days) and adjustable rate mode (at least six months). The interest rates for these various alternatives are determined by the remarketing agent as the lowest rate that will allow the Bonds to be sold at par based on the current market conditions. For all of 2008 and 2007, the Bond interest rate was set under the daily rate mode.

The Bonds are secured by $30,473,000 of irrevocable letters of credit, which expire June, 2012 (if not extended), issued by the banks under the credit facility discussed below.

The Bonds mature on December 1, 2027 but are subject to optional and mandatory tender, as well as various redemption provisions, at 100% of principal and accrued interest (plus applicable premium if the Bonds are in the adjustable rate mode). When in the daily or weekly rate mode, bond owners may, at their option, tender the Bonds to the remarketing agent for payment of principal and accrued interest.

The Bonds are also subject to mandatory tender provisions in the following cases: 1) each time the interest rate mode is converted, 2) if the related letters of credit are released or allowed to terminate or expire without replacement or extension, 3) substitution of an alternate credit facility for an existing letter of credit, if certain conditions are not met and 4) on each CP rate reset date. After tender, if sufficient funds are not available from remarketing the Bonds, the bond owners could be paid from the proceeds of a draw on the related letters of credit, or, should sufficient funds not be available from letters of credit, the Bonds could be purchased by BII and IMTT-Bayonne. The Bonds may be redeemed at various times at the direction of BII and IMTT-Bayonne while in any rate mode and are also subject to mandatory redemption if the Bonds are determined to be taxable.

IMTT-BC is responsible for the payment of principal (due December 1, 2021) and related interest of a $6,300,000 New Jersey Economic Development Authority tax-exempt bond issue of a terminated joint venture.  Interest terms on these bonds are similar to those issued by BII and IMTT-Bayonne discussed previously. These bonds are secured by a $6,404,000 irrevocable letter of credit issued by the banks under the credit facility discussed below.

In July, 2007, IMTT-Geismar received the proceeds of and became obligated for $165,000,000 of tax-exempt Industrial Development Board of the Parish of Ascension, Louisiana, Inc. revenue bonds to finance construction of a chemical liquid logistics facility in Geismar, Louisiana.   At the same time, IMTT received the proceeds of and became obligated for $50,000,000 of tax-exempt Louisiana Public Facilities Authority (L.P.F.A.) revenue bonds to finance the expansion of liquid terminal facilities at its St. Rose, Louisiana terminal.  Both of these tax-exempt financings mature on June 1, 2037 and are secured by irrevocable letters of credit ($167,170,000 and $50,658,000, respectively) issued by the banks under the credit facility discussed below.  These two tax-exempt financings have interest rate setting modes, optional and mandatory tender and redemption provisions similar to the NJEDA tax-exempt bonds.  For all of 2008 and 2007 the rate on these bonds was set under the weekly rate mode.  At December 31, 2007, $55,525,000 of the proceeds under these two tax-exempt financings remained in escrow available to fund future construction costs.  All remaining escrow funds were expended in 2008.  See note 12 for further information.

In June, 2007 IMTT Combined replaced and increased its existing U.S. bank credit facility with a new bank credit facility.  This $600,000,000 unsecured revolving U.S. credit facility is with an eighteen bank syndicate and expires in June, 2012.  IMTT and IMTT-Bayonne are the borrowers under this agreement which is guaranteed by all the remaining entities comprising IMTT Combined except IMTT-NTL, Ltd. and IMTT-Quebec Inc. Also, a majority of the outstanding stock of IMTT-NTL, Ltd. and IMTT-Quebec Inc. is pledged in repayment of this debt.

IMTT and IMTT-Bayonne can borrow, at their option, for various periods under the agreement at LIBOR plus .55% to 1.50%, with the percentage added to LIBOR dependent upon the ratio of debt to earnings before interest, taxes and depreciation and amortization, as defined.  Loans are also available at the banks’ base rate.

The U.S. bank credit facility includes the availability for the issuance of letters of credit. Letters of credit outstanding under this facility at December 31, 2008 ($256,433,000) primarily secure obligations under certain tax-exempt bonds referred to previously. Loans of $221,000,000 were outstanding under this facility at December 31, 2008, thus leaving $122,567,000 available under of this credit facility at December 31, 2008.

IMTT Combined is subject to various covenants under this credit facility. The primary covenants require the maintenance of certain ratios, as defined, of combined 1) debt to earnings before interest, income taxes and depreciation and amortization, and 2) earnings before interest, income taxes and depreciation and amortization to interest expense.  The loan agreement also restricts liens on assets, additional investments and loans, sales or dispositions of assets and change of control, as defined, among other requirements.

IMTT-Finco entered into a $60,000,000 note purchase agreement in November, 2001 and a $50,000,000 note purchase agreement in April, 2002 (private placement debt). These agreements charged interest throughout their term at 7.15% and 8%, respectively. Annually, beginning November 28, 2010, note principal installments were due until the final principal payment on November 28, 2016.  In June, 2007 these notes were paid and extinguished before their scheduled maturity and a “make-whole amount” of $12,337,000 was paid and recorded as an additional expense in the 2007 statement of income.

In 2007, IMTT-NTL, Ltd. and IMTT-Quebec Inc. entered into a $25,000,000 (U.S. equivalent) revolving credit facility with a Canadian bank. Loans under this facility are available in Canadian dollars at bankers' acceptances rates plus spreads based on the ratio of debt to earnings before interest, income taxes and depreciation and amortization identical to those under the $600,000,000 U.S. bank syndicate credit facility or at prime rates. This facility which terminates June, 2012 has covenants, guarantees and stock pledges identical to the $600,000,000 U.S. bank syndicate credit facility.

In connection with the $60,000,000 note purchase agreement previously discussed, a treasury lock agreement was entered into in an effort to limit the risk of future interest rate increases and fix rates at current levels at the time the agreement was committed to.  The treasury lock agreement of identical notional amount was settled with a payment of $1,378,000 in 2001. This payment was recorded as a component of other comprehensive income and was being amortized to net income as additional interest expense such that the effective rate of the $60,000,000 note purchase agreement was 7.44%.  Coincident with the early retirement of the $60,000,000 note purchase agreement, the remaining unamortized balance ($928,000) was reclassified to interest expense in 2007.

As discussed in Note 9, on January 1, 2000 ITT and Affiliates purchased the interest of a former partner in IMTT Combined.  The consideration for the purchase was in the form of notes payable to the former partner totaling $130,000,000.

In December, 2005, these notes were refinanced with a bank.  Principal payments were revised to $13,000,000 annually from December 31, 2005 to December 31, 2010 with the remaining $52,000,000 due December 23, 2012 and interest is LIBOR plus one percent.  IMTT Combined has guaranteed principal payments for the following amounts of this debt

Effective Date – December 30, 2006	$13,000,000
December 31, 2006 – December 30, 2007	26,000,000
December 31, 2007 – December 30, 2008	39,000,000
December 31, 2008 – December 30, 2009	52,000,000
December 31, 2009 – December 30, 2010	65,000,000
December 31, 2010 – December 23, 2012	52,000,000

The refinanced debt retains the clause in the original note that it is subordinate to any current or future debt of IMTT Combined.  Additionally, after December 31, 2009, if the ratio of debt to earnings before interest, taxes, depreciation and amortization of IMTT Combined exceeds a prescribed ratio, the outstanding debt balance is assumed by IMTT Combined from ITT and Affiliates.  Further, the loan agreement restricts IMTT Combined and ITT and Affiliates from pledging assets unless the bank receives an equal security interest in such assets, consolidating or merging with another entity, or incurring a change of control, as defined.  The guaranty of IMTT Combined could be accelerated if IMTT Combined defaults under any of its debt obligations.  Additionally, IHI is prohibited from selling or pledging its ownership interests in ITT and Affiliates and IMTT Combined.

The interest rate on the borrowings under the tax-exempt bonds, the revolving bank credit facilities and the notes payable to a bank (refinanced notes payable to a former partner) discussed previously adjusts periodically depending on their individual terms as previously described. In an effort to achieve a more stable interest cost and reduce the risk of rising interest rates and expense, five interest rate swap agreements with three large banks were entered into whereby floating rates were swapped for fixed rates. The primary terms and the accounting treatment of these financial instruments are described below.

	Swap 1		Swap 2		Swap 3		Swap 4		Swap 5		Total
Related debt	Bank Line		N.J.E.D.A. Bonds		Tax-Exempt Bonds		Bank Line		Bank Note Payable
Notional amount	$50,000,000		$36,300,000		$175,000,000*		$90,000,000**		$78,000,000***
Term	10/97-10/07		10/07-10/12		7/07-6/17		10/07-3/17		5/06-12/12
Fixed rate paid	6.400%		3.410%		3.662%		5.507%		6.290%
Floating rate received	Quarterly Libor		67% of monthly Libor		67% of monthly Libor		Quarterly Libor		Monthly Libor
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Floating rate at year end	—	—	0.765%	3.350%	0.758%	3.350%	1.459%	4.830%	0.46125%	4.845%
Net interest expense (income) for year	$—	415,000	$579,000	$11,000	$3,240,000	$116,000	$1,422,000	$60,000	$3,150,000	$1,113,000	$8,391,000	$1,715,000
Fair market value at year end (liability)****	$—	$—	$(2,950,000)	$(1,104,000)	$(33,996,000)	$(10,029,000)	$(35,479,000)	$(8,399,000)	$(11,111,000)	$(7,150,000)	$(83,536,000)	$(26,682,000)
Change in fair market value for year gain/(loss)	$—	$546,000	$(1,846,000)	$(1,104,000)	$(23,967,000)	$(10,029,000)	$(27,080,000)	$(8,399,000)	$(3,961,000)	$(2,036,000)	$(56,854,000)	$(21,022,000)
Change in fmv value recorded in-
Other comprehensive income/(loss)	$—	$—	$(1,576,000)	$—	$—	$—	$(4,585,000)	$—	$(4,416,000)	$—	$(10,577,000)	$—
Net income/(loss)	$—	$546,000	$(270,000)	$(1,104,000)	$(23,967,000)	$(10,029,000)	$(22,495,000)	$(8,399,000)	$455,000	$(2,036,000)	$(46,277,000)	$(21,022,000)
Total gain/(loss)	$—	$546,000	$(1,846,000)	$(1,104,000)	$(23,967,000)	$(10,029,000)	$(27,080,000)	$(8,399,000)	$(3,961,000)	$(2,036,000)	$(56,854,000)	$(21,022,000)

*	Increases to $215 million at 1/1/09
**	Increases annually to $200 million at 12/31/12
***	Decreases identically to outstanding principal balance of notes payable to a bank (refinanced note of a former partner). Payments guaranteed by IMTT.
****	Included in current and other long-term liabilities in the accompanying balance sheets.

(5) Employee benefits

Except for a plan covering certain employees covered by a collective bargaining agreement at the Lemont and Joliet, Illinois terminals, substantially all employees of IMTT Combined are eligible to participate in a defined benefit pension plan (the Plan). Benefits under the Plan are based on years of service and the employees' highest average compensation for a consecutive five year period. Coincident with the acquisition of terminal facilities in 1997 and 2007 by IMTT-Illinois, it became the sponsor of a defined benefit plan covering union employees at these terminals (Union Plan). Monthly benefits under this plan are computed based on a benefit rate in effect at the date of the participant's termination ($48.50 at November 1, 2008) multiplied by the number of years of service. The Partnerships' contributions to both plans are based on the recommendations of its consulting actuary.

The following table sets forth the obligations and assets (as well as changes therein) of both plans, the resulting funded status and amounts recognized in the accompanying financial statements.

	2008		2007
	The Plan	Union Plan	The Plan	Union Plan
Changes in benefit obligation:
Benefit obligation at beginning of year	$54,355,000	$3,053,000	$55,698,000	$2,922,000
FAS No. 158 measurement date change	(5,443,000)	(12,000)	—	—
Service cost	2,558,000	166,000	3,316,000	150,000
Interest cost	3,071,000	194,000	3,304,000	172,000
Assumption changes (gain) loss	—	—	(3,383,000)	(87,000)
Actuarial loss (gain)	65,000	1,000	(691,000)	(31,000)
Benefits paid	(1,345,000)	(69,000)	(3,889,000)	(73,000)
Benefit obligation at end of year	$53,261,000	$3,333,000	$54,355,000	$3,053,,000

Changes in plan assets:
Fair value of plan assets at beginning of year	$35,772,000	$2,941,000	$30,125,000	$2,393,000
FAS No. 158 measurement date change	(763,000)	(66,000)	—	—
Actual return on plan assets	(6,982,000)	(586,000)	5,409,000	340,000
Employer contribution	5,367,000	628,000	4,127,000	281,000
Benefits paid	(1,345,000)	(69,000)	(3,889,000)	(73,000)
Fair value of plan assets at end of year	$32,049,000	$2,848,000	$35,772,000	$2,941,000
Funded status – Pension (liability) recognized in balance sheet in other long-term liabilities	$(21,212,000)	$(485,000)	$(18,583,000)	$(112,000)
Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$10,441,000	$997,000	$5,808,000	$407,000
Prior service cost	1,085,000	349,000	1,283,000	107,000
Total	$11,526,000	$1,346,000	$7,091,000	$514,000
Accumulated benefit obligation at December 31:	$40,374,000	$3,333,000	$36,107,000	$3,053,000
Components of net periodic benefit cost:
Service cost	$2,558,000	$166,000	$3,316,000	$150,000
Interest cost	3,071,000	194,000	3,304,000	172,000
Expected return on plan assets	(2,835,000)	(240,000)	(2,541,000)	(201,000)
Amortization of prior service cost	170,000	33,000	170,000	12,000
Recognized net actuarial loss (gain)	—	—	863,000	42,000
Net periodic benefit cost recognized in statement of income	$2,964,000	$153,000	$5,112,000	$175,000

	2008		2007
	The Plan	Union Plan	The Plan	Union Plan
Other changes in plan assets and benefit obligation recognized in other comprehensive income:
Net actuarial (gain)/loss	$9,882,000	$828,000
Prior service cost/(credit)	—	—
Amortization of prior service cost/credit	(170,000)	(33,000)
Total recognized in other comprehensive income	$9,712,000	$795,000
Total recognized in net periodic benefit cost and other comprehensive income	$12,676,000	$948,000
Weighted average assumptions used to determine benefit obligations as of December 31:
Discount rate	6.50%	6.50%	6.25%	6.25%
Rate of compensation increase	5.47%	—	5.47%	—
Weighted average assumptions used to determine net benefit cost:
Discount rate	6.50%	6.50%	5.60%	5.60%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.47%	—	5.47%	—

As of December 31, 2007 and 2008, the discount rate assumption used in the computation of benefit obligations was changed to 6.50% to better approximate returns available on high quality fixed income investments.  The long-term rate of return of pension assets is based on historical results adjusted as necessary for future expectations.

	2008		2007
	The Plan	Union Plan	The Plan	Union Plan
Weighted average asset allocation:
Domestic equity funds	10.4%	10.5%	40.7%	40.7%
International equity funds	4.8%	4.8%	20.8%	20.7%
Domestic fixed income funds	77.5%	77.2%	—	—
Other	7.3%	7.5%	38.5%	38.6%
Total	100.0%	100.0%	100.0%	100.0%

Pension asset investment decisions are made with assistance of an outside paid advisor to achieve the multiple goals of high rate of return, diversification and safety.

Expected benefit payments as of December 31, 2008:	The Plan	Union Plan
Year 2009	$2,851,000	$121,000
Year 2010	2,235,000	127,000
Year 2011	2,713,000	135,000
Year 2012	3,076,000	148,000
Year 2013	3,120,000	162,000
Years 2014 - 2018	20,324,000	1,117,000
Anticipated contributions for 2009	$5,011,000	$148,000

The Partnerships provide post-retirement life insurance (coverage equal to 25% of final year compensation not to exceed $25,000) and health benefits (coverage for early retirees at least 62 years old on early retirement to age 65, reimbursement of Medicare premiums for the Bayonne terminal employees and some smaller health benefits no longer offered) to retired employees.  The Partnerships adopted the accounting treatment for post-retirement benefits other than pensions as prescribed by SFAS No. 106 in 2006.  As allowed by that accounting standard, the Partnerships elected to defer and amortize the January 1, 2006 transition obligation over ten years.

The following table sets forth the obligation and assets (as well as changes therein) of these plans, the resulting funded status and amounts recognized in the accompanying financial statements.

	2008	2007
Changes in benefit obligation:
Benefit obligation at beginning of year	$3,071,000	$2,632,000
Service cost	114,000	108,000
Interest cost	175,000	138,000
Actuarial (gain) loss	626,000	484,000
Benefits paid	(485,000)	(291,000)
Benefit obligation at end of year	$3,501,000	$3,071,000

Changes in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employee contribution	485,000	291,000
Benefits paid	(485,000)	(291,000)
Fair value of plan assets at end of year	$—	$—

Funded status	$(3,501,000)	$(3,071,000)

Amounts recognized in combined balance sheets consist of:
Current liabilities	$(250,000)	$(220,000)
Other long-term liabilities	(3,251,000)	(2,851,000)
	$(3,501,000)	$(3,071,000)

Amounts recognized in accumulated other comprehensive income consist of:
Transition obligation	$2,459,000	$2,810,000
Net (gain) loss	168,000	(474,000)
Total	$2,627,000	$2,336,000

Components of net periodic benefit cost:
Service cost	$114,000	$108,000
Interest cost	175,000	138,000
Amortization of transition obligation	351,000	351,000
Experience (gain)	(17,000)	(76,000)
Net periodic benefit cost of the plan	$623,000	$521,000
Other changes in plan assets and benefit obligation recognized in other comprehensive income:	2008
Net actuarial loss	$642,000
Amortization of transition obligation	(351,000)
Total recognized in other comprehensive income	$291,000
Total recognized in net periodic benefit cost and other comprehensive income	$914,000

Weighted average assumptions used to determine benefit obligations as of December 31:	2008	2007
Discount rate	6.50%	6.25%
Rate of compensation increase	3.00%	3.00%

Weighted average assumptions used to determine net benefit cost:
Discount rate	6.25%	5.60%
Rate of compensation increase	3.00%	3.00%

An 8.5% annual rate of increase in health care costs for the years 2008 and 2007 was assumed decreasing by .75% annually to a 5% annual level.

Expected benefit payments and contributions as of December 31, 2008:
Year 2009	$250,000
Year 2010	240,000
Year 2011	240,000
Year 2012	210,000
Year 2013	210,000
Year 2014 – 2018	1,230,000

Assumptions concerning health care cost trend rates can have a significant impact on plan costs and liabilities, as shown below as of year-end and for the year 2008.

	Using stated	One percentage point
	assumptions	Decrease	Increase
Service cost	$114,000	$108,000	$121,000
Interest cost	175,000	168,000	182,000
Accumulated post retirement benefit obligation	3,501,000	3,354,000	3,665,000

Accumulated other comprehensive income at December 31, 2008 contains $518,000 of net actuarial losses, $203,000 of prior service cost and $351,000 of net transition obligation for the foregoing defined benefit pension and post retirement health/life plans expected to be recognized as components of net periodic benefit cost in 2009.

SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” requires, among other things, the recognition of the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet.  The initial impact of the standard due to unrecognized prior service costs or credits, net actuarial gains or losses and net transition obligations are recognized as a component of accumulated other comprehensive income.  SFAS No. 158 requires initial application for private companies for fiscal years ending after June 15, 2007.  IMTT Combined adopted SFAS No. 158 as of December 31, 2007.  The following table summarizes the impact of the initial adoption of SFAS No. 158 on the December 31, 2007 balance sheet:

	Before Application of Statement No. 158	Adjustments	After Application of Statement No. 158
Current liabilities	$47,849,000	$220,000	$48,069,000
Other long-term liabilities	62,047,000	9,015,000	71,062,000
Partners’ capital	377,327,000	(9,235,000)	368,092,000

IMTT Combined adopted the measurement date provisions of SFAS No. 158 in 2008 (measurement date was changed from October 31, to December 31, 2007) for both defined benefit pension plans.  This change resulted in a $4,627,000 decrease in pension liability composed of a $5,242,000 increase in accumulated other comprehensive income and a $615,000 reduction in retained earnings.

The Partnerships have established a supplementary, non-qualified benefit plan for certain management employees whose compensation exceeds the maximum eligible for inclusion in the qualified defined benefit plan.  Under this plan, the Partnerships fund additional compensation to the affected employees on a pre-tax basis that will allow them to make a contribution to a separate investment account which the employees own that will provide the actuarial equivalent of the benefits available as if all of the employees’ compensation had been included in the qualified defined benefit plan.  Expense related to this plan is recorded as additional compensation and primarily included in general and administrative expense in the accompanying financial statements ($825,000 in 2008 and $239,000 in 2007).

The Partnerships have established defined contribution Section 401 (k) employee benefit plans. Under the primary plan, employees who are eighteen years old and have six months of service are eligible to participate. Employees may contribute up to the maximum allowable for Federal income tax purposes and the Partnerships' matching contribution is determined each year by management. In both 2008 and 2007, the Partnerships elected to match 5% of employee contributions. Total expense for the 401 (k) plans recognized for 2008 and 2007 was $186,000 and $169,000, respectively.

The Partnerships purchase life insurance for certain management employees and provide for the repayment of premiums paid through deferred compensation arrangements.  Under this program, various amounts of life insurance are purchased and paid for by the Partnerships and receivables are recorded from each management employee, along with accrued interest.  At retirement or termination of service, funds are provided to the plan participants under deferred compensation agreements to provide for the repayment of premiums paid and ownership of the policies is transferred at that time.  Expense related to the deferred compensation arrangements is recorded annually as employee service is rendered to the Partnerships.  Expense associated with providing this benefit of $390,000 and $436,000 for 2008 and 2007, respectively, is recorded in general and administrative expense in the accompanying financial statements.

(6) Commitments and contingencies

IMTT Combined is involved in various lawsuits, claims and inquiries (including environmental matters) which are routine to the nature of its business.  Management believes that resolution of these matters will not result in any material adverse effect on the financial statements.

Many of the entities comprising IMTT Combined are subject to compliance with federal and state environmental regulations, some of which require environmental remediation and ongoing monitoring activities.  Depending upon the nature and circumstances of such activities, certain of the expenditures related thereto have been recorded as operating expenses in the accompanying income statements and others are capitalized as such expenditures are incurred.

A summary of these environmental remediation matters follows.

The Lemont terminal entered into a consent order with the state of Illinois to remediate a contamination problem which existed at the time of the purchase of this facility from its former owners.  Remediation is also required as a result of the renewal of a lease with a government agency for a portion of the terminal.  This remediation effort, consisting of among other things, the implementation of extraction and monitoring wells and soil treatment, is estimated to span a period of ten to twenty years or more at a cost of $10,000,000 to $15,000,000.

The Bayonne, New Jersey terminal which has been acquired and aggregated over a 25 year period, contains pervasive remediation requirements that were assumed at the time of purchase from the various former owners.  One former owner retained environmental remediation responsibilities for a purchased site as well as sharing other remediation costs.  These remediation requirements are documented in two memoranda of agreement and an administrative consent order with the state of New Jersey.  Remediation efforts entail removal of free product, soil treatment, repair/replacement of sewer systems, and the implementation of containment and monitoring systems.  These remediation activities are estimated to span a period of ten to twenty or more years at a cost ranging from $39,700,000 to $60,100,000.

The remediation activities described previously at the two terminals as well as some other minor requirements at another terminal are estimated based on currently available information, in undiscounted U.S. dollars and are inherently subject to relatively large fluctuation.  Management believes that the cost of the foregoing remediation activities ($49,800,000 to $75,600,000 in total) is capitalizable in accordance with generally accepted accounting principles (E.I.T.F. 90-8) as such costs are recoverable and improve the property as compared with its condition when acquired and either 1) extend the life, increase the capacity or improve the safety and/or efficiency of the property or 2) mitigate or prevent environmental contamination that has yet to occur that may result from future operations or activities.  During 2008 and 2007 approximately $7,200,000 and $6,100,000, respectively, of such expenditures were incurred and capitalized within property, plant and equipment.  For the years ended December 31, 2008 and 2007 approximately $2,300,000 and $3,600,000, respectively, of environmental related cost that did not meet the capitalization criteria were charged to operations.

The New Jersey Department of Environmental Protection (DEP) is promulgating a new regulation that will require vapor control (collection and destruction) on some tanks during roof landings and tank cleanings when degassing is required.  These new requirements will apply to refineries and independent terminals.  Emissions during these times are currently permitted by IMTT with some restrictions on frequency and timing but no required collection and destruction of the emissions.  A key factor will be over what period of time the final rules will phase in limits that will require control.  The potential costs of complying with this new regulation are $10,000,000 to $20,000,000 with phased spending beginning as early as 2009 and extending over 5 to 10 years.  In accordance with the terms of their contracts, these costs could be recouped through additional charges to customers.  IMTT is working to mitigate impacts on New Jersey operations with customers and the DEP, as well as designing the most cost effective means of control when that is required.  The DEP is considering industry and public comment and is expected to issue its final ruling in the first quarter of 2009.

Hurricane Katrina struck the Gulf Coast of the United States on August 29, 2005 and affected three of the terminals as well as the environmental response operation owned by IMTT Combined located in south Louisiana.  With the exception of deductibles under its property and liability insurance coverages ($325,000, which were expensed in 2005) and certain betterments which were undertaken in connection with the repair of storm damage (and capitalized as additions to fixed assets), all expenditures incurred in the repair and clean up of Hurricane Katrina related damages were reimbursed by insurance coverage.  Other income in 2007 includes a $1,247,000 gain related to the final settlement of this insurance claim.

IMTT Combined is in the process of expanding storage capacity and other customer service capabilities at its St. Rose and Bayonne facilities to satisfy new customer contract requirements.  Approximately $84,500,000 of additional capital expenditures will be necessary, predominantly in 2009, to complete these projects.

(7) Income taxes

IHI Consolidated provides for income taxes in accordance with the asset and liability method as prescribed by SFAS No. 109. The components of the income tax expense shown in the accompanying income statements are as follows:

	2008			2007
	Current	Deferred	Total	Current	Deferred	Total
U.S. federal	$963,000	$5,366,000	$6,329,000	$680,000	$4,825,000	$5,505,000
State and local	3,240,000	1,189,000	4,429,000	1,306,000	680,000	1,986,000
Foreign	(150,000)	(1,156,000)	(1,306,000)	(552,000)	137,000	(415,000)
Total income tax expense	$4,053,000	$5,399,000	$9,452,000	$1,434,000	$5,642,000	$7,076,000

Income tax expense differs from income tax computed at the U.S. federal statutory rate of 35% of income before income taxes as shown in the accompanying financial statements, as follows:

	2008	2007
Income tax expense based on U.S. federal statutory rate	$7,195,000	$5,796,000
State income tax provisions, net of federal income tax benefit	2,879,000	1,686,000
Non-deductible expenses	756,000	—
Adjustments to actual tax returns	(1,168,000)	161,000
Foreign income tax differences	(545,000)	(415,000)
Others, net	335,000	(152,000)
Total income tax expense recorded in accompanying financial statements	$9,452,000	$7,076,000

Deferred income taxes have been recorded in the accompanying balance sheets for the tax effects of temporary differences that impact the financial statements and income tax returns in different periods, offset partially by carryforwards for federal and state income tax purposes of unused net operating losses and tax credits.  The primary components of deferred income tax liabilities (assets) are as follows:

	2008	2007
Fixed asset basis differences	$154,054,000	$133,473,000
Pension liability in excess of contributions	(7,602,000)	(6,856,000)
Interest rate swap agreement differences	(33,880,000)	(10,825,000)
Non-deductible expense accruals	(8,258,000)	(7,239,000)
Deferred revenue	(6,058,000)	(139,000)
Currency translation gain (loss)	(502,000)	1,067,000
Net operating loss and tax credit carryforwards	(9,264,000)	(19,870,000)
Others, net	443,000	1,537,000
Net deferred taxes as shown in accompanying balance sheets	$88,933,000	$91,148,000

Deferred income taxes are classified as follows in the accompanying balance sheets.
	2008	2007
Current tax (asset)	$(14,144,000)	$(4,294,000)
Deferred tax liability	103,077,000	95,442,000
Net deferred tax liability	$88,933,000	$91,148,000

There is no valuation allowance for deferred tax assets at December 31, 2008 or 2007 as management believes deferred tax assets will be realized through future operations and the reversal of taxable temporary differences.

Net operating loss (N.O.L.) and tax credit carryforwards outstanding as of December 31, 2008 expire as follows:

Year of Expiration	Federal N.O.L.	State N.O.L.
2009	—	$3,523,000
2010	—	2,682,000
2011	—	8,694,000
2012	—	8,499,000
2013	—	5,496,000
2014	—	3,180,000
2015	—	1,873,000
2016	—	301,000
2017	—	1,244,000
2018	—	5,413,000
2019	—	7,363,000
2020	—	2,180,000
2021	—	3,230,000
2022	—	9,821,000
2023	—	23,111,000
2024	87,000	7,000
2025	19,000	8,000
2026	70,000	7,000
2027	393,000	108,000
	$569,000	$86,740,000

$5,589,000 of federal alternative minimum tax credits have unlimited carryforward periods.

(8) Fair value of financial instruments

The fair value of financial instruments (as defined by SFAS Statement No. 107) contained in the accompanying balance sheets approximates the carrying amount for all assets and liabilities.

 (9) Changes in ownership

In January, 2000 International Tank Terminals, L.L.C. and its affiliates acquired the 50% interest of their former partner in each of the entities comprising IMTT Combined. The consideration for the purchase was in the form of $130,000,000 of notes payable.  As described more fully in Note 4, these notes were refinanced with a bank in December, 2005.

On May 1, 2006, Loving Enterprises, Inc. (Loving) which was the 100% owner of International Tank Terminals, L.L.C. and its affiliates (owners of 100% of IMTT Combined), transferred a 50% interest to Macquarie Infrastructure Company Trust for $250,000,000 and Loving changed its name to IMTT Holdings Inc.

(10) Accumulated other comprehensive income

Partners’ capital includes accumulated other comprehensive income.  Changes in the components of accumulated other comprehensive income for 2008 and 2007 are as follows:

	Derivatives	Minimum Pension Liability	Foreign Currency Translation	Pension and Post Retirement Plans	Accumulated Other Comprehensive Income/ (Loss)
Balance, December 31, 2006	$(594,000)	$(708,000)	$548,000	$—	$(754,000)
Other comprehensive income (loss) for the year, net of tax effects	594,000	—	1,287,000	—	1,881,000
Adjustment of Accumulated OCI on adoption of SFAS No. 158, net of tax effects (Note 5)	—	708,000	—	(6,213,000)	(5,505,000)
Balance, December 31, 2007	$—	$—	$1,835,000	$(6,213,000)	$(4,378,000)
Adjustment of Accumulated OCI on adoption of SFAS No. 158 measurement date change, net of tax effects (Note 5)	—	—	—	3,142,000	3,142,000
Other comprehensive income (loss) for the year, net of tax effects	(6,596,000)	—	(2,416,000)	(6,734,000)	(15,746,000)
Balance, December 31, 2008	$(6,596,000)	$—	$(581,000)	$(9,805,000)	$(16,982,000)

(11) Subsequent event

Subsequent to December 31, 2008 accrued dividends to shareholders of $14,000,000 were paid.

(12) Future minimum rental revenue

Future minimum rental revenues for terminal storage capacity for the remaining unexpired term of lease agreements in existence at December 31, 2008 are as follows.

Year	Amounts
2009	$208,841,000
2010	194,739,000
2011	125,937,000
2012	88,495,000
2013	44,269,000
2014 and thereafter	116,524,000
Total	$778,805,000

(13) Tax-exempt bond escrow investments

As discussed in Note 4, tax-exempt bond proceeds totaling $55,525,000 at December 31, 2007 were held in escrow to fund future construction costs.  $4,131,000 of these investments were composed of a highly liquid money market fund which invested predominantly in U.S. Treasury securities or other funds which invest in similar securities.  The balance consisted of held-to-maturity debt securities as shown below.

	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
Corporate debt securities	$51,394,000	$19,000	$—	$51,413,000

The fair value of held-to-maturity corporate debt securities was based on quoted market prices for these or similar investments.

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2007:

	Carrying Amount	Fair Value
Due in less than one year	$51,394,000	$51,413,000

All escrow investments were liquidated in 2008 and utilized to fund related construction costs.

(14) Additional balance sheet detail

Additional detail of the components of certain balance sheet captions follows.

	2008	2007
Prepaid expenses and deposits:
Prepaid insurance	$3,706,000	$3,271,000
Deferred income tax asset	14,144,000	4,294,000
Prepaid income taxes	2,992,000	2,397,000
Other	896,000	1,029,000
Total	$21,738,000	$10,991,000

Other assets:
Deferred compensation plan receivables/ investments	$308,000	$4,346,000
Deferred dredging costs	$1,674,000	2,496,000
Deposits	1,422,000	1,181,000
Prepaid insurance	369,000	—
Other	479,000	391,000
Total	$4,252,000	$8,414,000

Accrued liabilities:
Utilities	$1,480,000	$1,972,000
Damage claim settlement/fine accruals	3,675,000	2,925,000
Deferred compensation	5,966,000	—
Accrued payables	7,526,000	4,661,000
Health claims	711,000	1,960,000
Vacation pay	2,056,000	1,657,000
Workmen’s compensation claims	2,248,000	2,288,000
Deferred revenue – current portion	2,894,000	2,494,000
Interest	2,846,000	4,661,000
Other	4,314,000	4,004,000
Total	$33,716,000	$26,622,000

Other long-term liabilities:
Swap mark-to-market liabilities	$67,803,000	$26,682,000
Deferred revenue	23,189,000	22,656,000
Pension benefits	21,697,000	18,695,000
Deferred compensation	526,000	6,215,000
Retiree health/life benefits	3,251,000	2,851,000
Other	664,000	1,113,000
Total	$117,130,000	$78,212,000

(15) Accounting pronouncements

In December 2007, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51.”  SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Additionally, this statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.

FASB Interpretation No. 48 clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109 and also requires additional disclosures concerning uncertain income tax positions.  As a non-public entity this interpretation is effective for IHI Consolidated beginning in 2009 and compliance with its accounting provisions is not expected to be material.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities.”  SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.

IHI Consolidated does not expect the adoption of the foregoing accounting standards to have a material impact on its results of operations or financial position.